

07002644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH, DC
156
SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hand Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Northwest Central Drive, Suite 400
(No. and Street)

Houston (City) Texas (State) 77092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Goodwin, CFO 713-460-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Blvd., Suite 3200 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hand Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public


KELLI C. HILL
Notary Public, State of Texas
My Commission Expires
OCTOBER 27, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hand Securities, Inc.
December 31, 2006

Contents

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	306,637
Commissions and fees receivable		228,874
Deposit with clearing organization		53,510
Other assets		13,418
Total assets	$	602,439

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	430
Accrued commissions payable		29,175
Current income taxes payable to parent		80,695
Total liabilities		110,300
Stockholder's Equity		
Common stock, $1.00 par value; authorized 50,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		141,000
Retained earnings		350,139
Total stockholder's equity		492,139
Total liabilities and stockholder's equity	$	602,439

See Notes to Financial Statements

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2006

Revenues	
Commission and fees	$ 1,458,396
Interest	2,119
Total revenues	1,460,515
Expenses	
Administrative fees	811,361
Management fees	90,000
Operating	288,543
Total expenses	1,189,904
Net Income Before Taxes	270,611
Income Taxes	89,304
Net Income	$ 181,307

See Notes to Financial Statements

Hand Securities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2006	1,000	$ 1,000	$ 141,000	$ 272,412	$ 414,412
Net income	—	—	—	181,307	181,307
Distributions	—	—	—	(103,580)	(103,580)
Balance, December 31, 2006	1,000	$ 1,000	$ 141,000	$ 350,139	$ 492,139

See Notes to Financial Statements

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Operating Activities	
Net income	$ 181,307
Changes in:	
Deposit with clearing organization	(2,119)
Commissions receivable	(55,238)
Receivable from affiliates	78,403
Receivable/payable from parent	(398)
Other assets	458
Accounts payable	(457)
Accrued commissions payable	22,668
Current income taxes payable to parent	8,410
Net cash provided by operating activities	233,034
Financing Activities	
Distributions paid	(103,580)
Increase in Cash and Cash Equivalents	129,454
Cash and Cash Equivalents, Beginning of Year	177,183
Cash and Cash Equivalents, End of Year	$ 306,637

See Notes to Financial Statements

Hand Securities, Inc.

Notes to Financial Statements

December 31, 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Hand Securities, Inc. (the Company), formerly American Industries Retirement Securities Corporation, was incorporated in Texas on February 2, 1998, and began operations in 1999. The Company acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly owned subsidiary of Hand Benefits & Trust, Inc. (the Parent).

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., and is registered as a securities dealer with the SEC and various states.

Securities Transactions

Securities transactions and related sales commission revenues are recorded on a trade-date basis. Mutual fund revenues consist of sales commissions, 12b-1 fees and sub-transfer agent fees. The 12b-1 fees and sub-transfer agent fees are accrued as earned.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, using the effective tax rate of the Parent, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. During the year ended December 31, 2006, the difference between the statutory federal tax rate and the Company's effective tax rate is primarily due to effective graduated tax rates.

Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted as cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Net Capital Requirements

The Company is subject to the net capital rules adopted and administered by the SEC. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to regulatory net capital was 0.451 to 1, and its regulatory net capital of $244,777 was greater than the minimum net capital required of $50,000.

Deposits with the clearing organization are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing organization that requires, among other things, for the clearing organization to perform a computation of deposits similar to the customer reserve computation set forth in Rule 15c3-3.

Note 3: Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $50,000 as of December 31, 2006, be maintained by the Company. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand.

Note 4: Commitments and Contingencies

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated.

Note 5: Related-party Transactions

Hand Benefits and Trust Company (Hand Benefits) and Hand and Associates, Inc., wholly owned subsidiaries of the Parent, perform administrative and management functions, respectively, relative to the Company, for which the Company pays a monthly fee. During 2006, administrative fees paid to Hand Benefits were $811,361 and management fees paid to Hand and Associates, Inc., were $90,000.

Substantially all of the Company's revenue comes from commissions and fees earned on mutual fund investments of 401(k) plan accounts or trust accounts held in trust by Hand Benefits.

Note 6: Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

Supplemental Schedule

Hand Securities, Inc.

Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital		
Total stockholder's equity	$	492,139
Less:		
Nonallowable assets		242,292
Other deductions, fidelity bond excess deductible		4,000
Haircuts on securities		1,070
Net capital	$	244,777
Aggregate indebtedness	$	110,300
Net capital requirement (the greater of $50,000 or 6-2/3% of aggregate indebtedness)		50,000
Net capital requirement in excess of net capital		194,777
Ratio of aggregate indebtedness to net capital		0.451 to 1
Nonallowable assets:		
Accounts receivable allowable aged over 30 days	$	228,874
Receivable from affiliates		—
Other assets		13,418
	$	242,292

Note: This computation differs from the amended computation of net capital and aggregate indebtedness under Rule 15c3-1 as of December 31, 2006, filed on January 25, 2007, by the Company with the National Association of Securities Dealers, Inc., on Part II on Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness	Ratio of Aggregate Indebtedness to Net Capital
As reported on Part II on Form X-17A-5	$ 261,734	$ 93,345	0.357 to 1
Additional revenue accrual	(31,000)	—	
Adjust 2006 tax accrual	12,661	12,661	
Other adjustments to accruals	1,382	4,294	
As presented above	$ 244,777	$ 110,300	0.451 to 1

END